UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                        XM Satellite Radio Holdings Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   983759-10-1
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                                 (CUSIP Number)

                            John D. Hardy, Jr., Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                          Los Angeles, California 90071
                                 (213) 430-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2003
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             (Date of Event which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 12 Pages


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 2 of 12 Pages


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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      American Honda Motor Co., Inc. ("American Honda")
                                       --------------
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a) [ ]
                                                      (b) [X]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                                Item 2(d)   [__]
                                                Item 2(e)   [__]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
                    -----------------------------------------------------------
                    7     SOLE VOTING POWER
                          22,498,391
     NUMBER OF      -----------------------------------------------------------
      SHARES
                    8     SHARED VOTING POWER
   BENEFICIALLY           0

     OWNED BY       -----------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER

     REPORTING            22,498,391
                    -----------------------------------------------------------
      PERSON        10    SHARED DISPOSITIVE POWER
       WITH               0


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 3 of 12 Pages


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,498,391
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [    ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.2%
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14    TYPE OF REPORTING PERSON
      CO
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CUSIP NO. 983759-10-1         Schedule 13D                  Page 4 of 12 Pages


            This Amendment No. 4 to Schedule 13D amends, supplements, and, where indicated, restates the statement on Schedule 13D relating to the Class A Common Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000, as amended on April 9, 2001, February 15, 2002 and June 25, 2002 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

            This Amendment No. 4 is being made to reflect that, on January 28, 2003, American Honda purchased $50 million aggregate principal amount of the Issuer's 10% Senior Secured Discount Convertible Notes due 2009 (the "10% Convertible Notes"). The 10% Convertible Notes are convertible into shares of Class A Common Stock, as set forth in the response to Item 6.

            Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by American Honda in the Initial Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 is hereby amended to add the following:

            The source of the funds American Honda used to purchase its 10% Convertible Notes was working capital, and the aggregate amount of funds used to make the purchase was $50 million.

ITEM 4.   PURPOSE OF TRANSACTION

            The second paragraph of Item 4 is hereby amended and restated in its entirety as follows:

            Except as described in this statement on Schedule 13D, neither American Honda, Honda Motor, nor, to their best knowledge, any of their respective executive officers or directors has any plans or proposals that relate to or would result in any of the following actions or events:

            a. the acquisition or disposition of any securities of the Issuer;

            b. an extraordinary corporate transaction involving the Issuer or its subsidiaries;

            c. the transfer of a material amount of assets of the Issuer or its subsidiaries;

            d. any change in the present board of directors or management of the Issuer;

            e. any material change in the capitalization or dividend policy of the Issuer;

            f. any other material change in the Issuer's business or corporate structure;

            g. changes in the Issuer's organizational documents or other actions which might impede the acquisition of control of the Issuer;


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 5 of 12 Pages


            h. a class of the Issuer's securities being delisted or no longer quoted;

            i. a class of the Issuer's securities becoming eligible for termination of registration under the Exchange Act; or

            j.    any similar action.

            Notwithstanding the foregoing, and subject to the restrictions under the agreements described herein, American Honda may determine to change its investment intent with respect to the Issuer at any time in the future. American Honda intends to vote its shares of Series C Preferred Stock and 10% Convertible Notes as it deems appropriate from time to time. In determining from time to time whether to sell its shares of the Series C Preferred Stock or its 10% Convertible Notes (and in what amounts) or to retain such securities, American Honda will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to American Honda. American Honda reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or any portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

            In connection with its purchase of 10% Convertible Notes, American Honda entered into an agreement with the Issuer providing for bandwidth allocation to American Honda for so long as American Honda or its affiliates hold debt or equity securities of the Issuer or its affiliates having a value of $50 million or more, calculated using initial investment values. The agreement also provides that if American Honda's investment drops below $50 million, the Issuer will continue to provide bandwidth to American Honda on terms to be agreed on at that time, but in no event may those terms be less favorable than any terms the Issuer is at that time granting to any other telematics user on a commercial basis.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The first four paragraphs of Item 5 are hereby amended and restated in their entirety as follows:

            By virtue of the Director Designation Agreement described in the response to Item 6, which currently contains certain voting agreements formerly contained in the Amended and Restated Shareholders Agreement (as currently amended as the Second Amended and Restated Shareholders and Noteholders Agreement described in the response to Item 6), American Honda may be deemed to be a part of a group (within the meaning of Section 13(d) of Exchange Act) that is composed of the following entities: (1) Clear Channel Investments, Inc. ("Clear Channel"); (2) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 6 of 12 Pages


I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (3) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P. ("Columbia Capital Equity"), Columbia XM Satellite Partners III, LLC
("Columbia XM Satellite") and Columbia Capital Equity Partners II (QP), L.P. (together with Columbia XM Radio, Columbia Capital Equity and Columbia XM Satellite, "Columbia"); (4) AEA XM Investors I LLC, AEA XM Investors II LLC, AEA XM Investors IA LLC and AEA XM Investors IIA LLC (collectively, "AEA"); (5) American Honda; and (6) Hughes Electronic Corporation ("Hughes"). American Honda expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other members of the group, and the filing of this statement on
Schedule 13D by American Honda shall not be construed as an admission by American Honda that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock held by the other members of the group. As a result of the revised agreements described in this paragraph and Item 6, American Honda believes that the following entities may no longer be deemed part of a group with American Honda: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Telcom-XM Investors, L.L.C. ("Telcom"); (4) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); and (5) Rare Medium Group, Inc. ("Rare Medium").

            Based solely upon information provided to American Honda by the Issuer (the "Available Data"), American Honda believes that, as of March 31, 2003, (a) the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on such date set forth in the table, (b) the Series C Preferred Stock was convertible into Class A Common Stock at the conversion price of $8.99 per share, (c) the 10% Convertible Notes were convertible into Class A Common Stock at the conversion price of $3.18 per share and (d) there were 108,185,043 shares of Class A Common Stock outstanding. The Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis.

      Name of Beneficial Owner      Number of Shares           Percentage

      CLEAR CHANNEL                    8,329,877                   7.7%
      MADISON DEARBORN                 9,449,275                   8.2%
      COLUMBIA                         8,056,895                   7.1%
      AEA                             10,551,528                   8.9%
      AMERICAN HONDA                  22,498,391                  17.2%
      HUGHES                          18,516,138                  15.5%

American Honda has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Class A Common Stock to which this statement on Schedule 13D relates.

            Except for transactions reported on Schedule 13D, neither American Honda, Honda Motor, nor, to the knowledge of American Honda, any of the beneficial owners listed above (the "Reporting Persons") has engaged in any other transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 7 of 12 Pages


            To the best knowledge of American Honda, none of American Honda's, Honda Motor's, nor any of the Reporting Person's executive officers or directors has effected any transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is hereby amended to add the following, and the sections entitled "Amended and Restated Shareholders Agreement" and "Registration Rights Agreement" in the Initial Schedule 13D are replaced in their entirety with the sections below entitled "Second Amended and Restated Shareholders and Noteholders Agreement" and "Second Amended and Restated Registration Rights Agreement," respectively:

            Since December 21, 2002, American Honda has entered into a number of agreements with respect to securities of the Issuer. Set forth below are descriptions of certain material provisions of these agreements. These summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and are filed as Exhibits 8 through 13 hereto, respectively.

                             NOTE PURCHASE AGREEMENT

            American Honda and certain other investors entered into a Note Purchase Agreement dated December 21, 2002 with the Issuer and XM Satellite Radio Inc. (together, the "Obligors") pursuant to which the investors purchased the 10% Convertible Notes of the Issuer. The agreement imposes certain financial and operational restrictions on the Issuer, including prohibitions on: restricted payments, dividend and other payment restrictions affecting material subsidiaries, incurrence of indebtedness and issuances of preferred stock, asset sales, affiliate transactions, liens, sale and leaseback transactions, issuances and sales of equity in subsidiaries, and mergers. The agreement also requires that, upon the occurrence of a change of control, the Obligors make an offer to the holders of the 10% Convertible Notes to repurchase all or any part of the notes at a purchase price of 101% of the accreted value thereof, plus accrued and unpaid interest.

            The holders may opt to convert the accreted value of their 10% Convertible Notes, in whole or in part, at any time or from time to time, into Class A Common Stock at $3.18 per share of Class A Common Stock. However, no holder may opt to convert its notes without obtaining any required prior approval of the FCC.

            The Obligors may opt to convert all, but not less than all, of the 10% Convertible Notes into shares of Class A Common Stock at the conversion price at any time on or after January 28, 2007 if (i) shares of Class A Common Stock have traded at a price in excess of 200% of the conversion price then in effect for 30 trading days, (ii) the Issuer achieves break-even in earnings before interest, taxes, depreciation and amortization for the preceding quarter,
(iii) following conversion, the aggregate indebtedness of the Issuer and its subsidiaries is less than $250 million and (iv) no shares of Series C Preferred Stock remain outstanding.


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 8 of 12 Pages

            In the case of a merger, sale of all assets or recapitalization of the Class A Common Stock, holders of the 10% Convertible Notes will have the right to exchange their notes for the kind and proportionate amount of shares and other securities and property or cash receivable by holders of the Class A Common Stock in connection with the event.

            Under the Note Purchase Agreement, American Honda and each other investor agreed that, so long as the investor owned at least $10 million in principal amount at maturity of the 10% Convertible Notes, it would not sell, contract to sell, grant any option to purchase, or make any short sale of Class A Common Stock, establish a "put equivalent position" (as defined in Rule 16a-1(h) under the Exchange Act), or engage in any transaction the result of which will involve any of the foregoing, at a time when the investor has no equivalent offsetting long position in Class A Common Stock or preferred stock or indebtedness convertible into Class A Common Stock. The Note Purchase Agreement was amended on January 16, 2003 to provide for additional investors.

                           SECOND AMENDED AND RESTATED
                     SHAREHOLDERS AND NOTEHOLDERS AGREEMENT

            American Honda entered into a Second Amended and Restated Shareholders and Noteholders Agreement dated January 28, 2003 among the Issuer and certain shareholders and noteholders. The agreement provides for observation rights for American Honda (as well as for certain other investors) on the Issuer's board, in the event that American Honda does not already have a director on the board. This observation right is conditioned on American Honda retaining at least 25% of its investment in the Issuer as of the closing of the 10% Convertible Notes. The agreement also provides for approval rights for the holders of the 10% Convertible Notes for certain fundamental actions of the Issuer, including, among other things, charter amendments, stock issuances, debt incurrences, asset sales, dissolution and affiliate transactions. The agreement grants a right of first offer for all parties if the Issuer engages in a private sale of its capital stock in an amount of $25 million or more. The agreement provides antidilution protection for the holders of the Series C Preferred Stock and the holders of the 10% Convertible Notes.

                           SECOND AMENDED AND RESTATED
                          REGISTRATION RIGHTS AGREEMENT

            American Honda entered into a Second Amended and Restated Registration Rights Agreement dated January 28, 2003 among the Issuer and certain shareholders and noteholders. The agreement provides for the following demand registrations for shares of Class A Common Stock, in each case provided that the request is made for at least $10 million of registerable shares:

            a. two (2) demand registrations, exercisable by holders of the Series C Preferred Stock claiming 20% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of Series C Preferred Stock;


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 9 of 12 Pages

            b. two (2) demand registrations, exercisable by holders of the 10% Convertible Notes claiming 25% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of the notes; and

            c. one (1) demand registration within 90 days of a change of control, exercisable by holders of the Series C Preferred Stock claiming 20% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of Series C Preferred Stock.

            Parties to the agreement holding $10 million worth of shares of Class A Common Stock on an as-converted basis may also request up to five shelf registrations, only two of which may be underwritten without the Issuer's consent. The agreement further provided for the Issuer to file a single shelf registration for shares of Class A Common Stock issuable upon conversion of the 10% Convertible Notes. The Issuer filed this shelf registration on February 4, 2003. Finally, the agreement provides unlimited piggyback registration rights for all parties.

                         DIRECTOR DESIGNATION AGREEMENT

            American Honda and certain other investors entered into a Director Designation Agreement dated January 28, 2003 with the Issuer, pursuant to which the number of directors of the Issuer was set at seven and American Honda, as well as certain other investors, were granted nominees to the Issuer's board of directors for such time as, in the case of American Honda, it retained at least 50% of its investment in the Issuer as of the date of the agreement. If elected to the board, the American Honda nominee will be on any executive committee. Each party to the agreement agreed to vote its shares in favor of the other parties' nominees. The agreement terminates as to certain parties if the combined voting power of the parties exceeds 50%. The parties with the smallest number of shares are dropped from the agreement first, until the voting power of the remaining parties falls to 50% or less. Pursuant to this agreement, Thomas
G. Elliott, the Executive Vice President, Automobile Operations of American Honda, joined the Issuer's board of directors on January 28, 2003.

                              STANDSTILL AGREEMENT

            American Honda entered into a Standstill Agreement dated January 28, 2003 in favor of the Issuer, pursuant to which American Honda agreed not to take any action to oppose or cause the defeat of a proposed charter amendment to increase the number of authorized shares of Class A Common Stock to 600,000,000.


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 10 of 12 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended to add the following:

        Exhibit 8 Note Purchase Agreement, dated as of December 21, 2002, among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (File No. 0-27441))

        Exhibit 9 Amendment No. 1 to Note Purchase Agreement, dated as of January 16, 2003, among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (File No. 0-27441))

        Exhibit 10 Second Amended and Restated Shareholders and
                   Noteholders Agreement, dated as of January 28, 2003, among XM Satellite Radio Holdings Inc. and certain shareholders and noteholders named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc.(File No. 0-27441))

        Exhibit 11 Second Amended and Restated Registration Rights
                   Agreement, dated as of January 28, 2003, among XM Satellite Radio Holdings Inc. and certain shareholders and noteholders named therein (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (File No. 0-27441))

        Exhibit 12 Director Designation Agreement, dated as of January 28, 2003, among XM Satellite Radio Holdings Inc. and the shareholders and noteholders named therein (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (File No. 0-27441))


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 11 of 12 Pages

        Exhibit 13 Standstill Agreement, dated as of January 28, 2003, by
                   American Honda Motor Co., Inc. in favor of XM Satellite Radio Holdings Inc.


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 12 of 12 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April  25, 2003

                                    AMERICAN HONDA MOTOR CO., INC.


                                    By: /s/ S. Sakamoto
                                        --------------------------------

                                    Name: S. Sakamoto
                                          ------------------------------------

                                    Title: Treasurer
                                           -----------------------------------

                                  EXHIBIT INDEX


Exhibit No.  Description


     8 Note Purchase Agreement, dated as of December 21, 2002, among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (File No. 0-27441))

     9 Amendment No. 1 to Note Purchase Agreement, dated as of January 16, 2003, among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (File No. 0-27441))

     10 Second Amended and Restated Shareholders and Noteholders Agreement, dated as of January 28, 2003, among XM Satellite Radio Holdings Inc. and certain shareholders and noteholders named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (File No. 0-27441))

     11 Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, among XM Satellite Radio Holdings Inc. and certain shareholders and noteholders named therein (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (File No. 0-27441))

     12 Director Designation Agreement, dated as of January 28, 2003, among XM Satellite Radio Holdings Inc. and the shareholders and noteholders named therein (incorporated by reference to Exhibit
             10.6 to the Current Report on Form 8-K filed on January 29, 2003 by XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (File No. 0-27441))

     13 Standstill Agreement, dated as of January 28, 2003, by American Honda Motor Co., Inc. in favor of XM Satellite Radio Holdings Inc.